UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 5)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    732,997 common shares (3.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           732,997
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,694,716 shares (9.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    274,638 common shares (1.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           274,638
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,694,716 shares (9.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    69,344 common shares (0.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           69,344
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,694,716 shares (9.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    375,740 common shares (2.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           375,740
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,694,716 shares (9.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    241,997 common shares (1.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           241,997
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,694,716 shares (9.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2. Identity and Background.

      The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

      Source of funds is money invested in the partnership by its partners.

Item 4. Purpose of Transaction

      Several recent events have made us add to our investment in MDTH:

      1. The company's current valuation is modest, with a total enterprise value to forward EBITDA of only 6. Moreover, we believe that actions being taken by new management will cause analysts to increase their estimates, furthering reducing MDTH's TEV:EBITDA ratio.

      2. We view MDTH's new management very positively. CEO Ed French and COO Phil Mazzuca bring five decades of intense hands on operating experience to MDTH, exactly what it needs to manage costs, maintain excellent relationships with physicians, produce superb clinical outcomes, and drive the growth of the company. In Ed French's short time with MDTH he already has produced substantial improvement at MDTH's most challenged hospitals.

      3. The moratorium bogeyman continues to be just that, more feared than real. It does not prevent MDTH from adding new physician partners to its existing hospitals nor does it prevent MDTH from growing same store sales.

      4. The moratorium is also a bogeyman because it does not prevent MDTH from opening new sites, provided it does so in partnership with not-for-profit hospital partners. This strategy is not new for the company. MDTH already partners with other hospitals in Harlingen, Texas and Sioux Falls, South Dakota. Recently it announced partnerships with two Solucient Top 100 (TM) hospitals, Benefis Healthcare, in Great Falls, Montana, and Methodist Medical Center, in Peoria, Illinois.

      5. Partnering with leading Top 100 (TM) hospitals, proves that MDTH has a better mousetrap. MDTH's competitors know this. This is why some of them resort to slimy politics to slow the company, while other, more enlightened and ethical, competitors are recognizing that it is better to collaborate with MDTH than fight inexorable economics with mud.

      During the past month we have talked with MDTH Chairman, John Casey, as well as with the company's new CEO and COO. We would like to broadcast here, for the benefit of MDTH's Board of Directors, and for the company's other public shareholders, the message we delivered to them: Because MDTH has a clearly superior way of caring for heart patients, it is time for its Board to focus exclusively and resolutely on building the long term value of the company for the benefit of all stakeholders. In the past, we believe that the Board may have spent too much time on exit strategies, which distracted prior management and delayed worthy investment in the human and physical capital needed to grow the company's partnering model. We have this simple message for the Board: focus on building fundamental long term value and good things will happen; focus elsewhere and nothing will happen. You've built the best mousetrap; now use it!

Item 5. Interest in Securities of the Issuer.

      (a,b) D3 Family Funds own and have sole voting and dispositive power over 1,694,716, 9.1% common shares of MDTH.

      (c)

                Fund                                Transaction Date      Shares Bought    Price
                D3 Family Retirement Fund, L.P.            3/28/2006          3,748        21.43
                D3 Family Retirement Fund, L.P.            3/29/2006         38,000        21.06
                D3 Children's Fund, L.P.                   3/28/2006          7,000        21.43
                D3 Children's Fund, L.P.                   3/29/2006          6,000        21.06
                D3 Offshore Fund, L.P.                     3/29/2006          7,000        21.06
                D3 Family Bulldog Fund, L.P.                3/6/2006         15,000        20.73
                D3 Family Bulldog Fund, L.P.                3/7/2006          6,283        20.53
                D3 Family Bulldog Fund, L.P.                3/8/2006          1,182        20.28
                D3 Family Bulldog Fund, L.P.                3/9/2006          5,058        20.55
                D3 Family Bulldog Fund, L.P.               3/10/2006            240        20.48
                D3 Family Bulldog Fund, L.P.               3/20/2006          3,600        20.83
                D3 Family Bulldog Fund, L.P.               3/24/2006         18,100        21.45
                D3 Family Bulldog Fund, L.P.               3/27/2006          1,895        21.49
                D3 Family Bulldog Fund, L.P.               3/29/2006         32,000        21.06

      (d) N/A

      (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      N/A

Item 7. Material to be Filed as Exhibits

      N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

March 30, 2006                    /s/ DAVID NIERENBERG
-------------------               -------------------------------------------
Date                              President
                                  Nierenberg Investment Management
                                  Company, Inc., the General Partner of
                                  The D3 Family Funds